June 24, 2005

MAIL STOP 4-6

Barbara C. Jacobs, Esq.
Jeffrey Werbitt
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:                   SoftBrands, Inc.
Form 10 filed January 14, 2005, as amended by Form 10/A filed March 15, 2005 and Form 10/A2 filed May 6, 2005;
Form 10-Q filed March 15, 2005 for the period ended December 31, 2005, as amended by Form 10-Q/A filed March 17, 2005 and Form 10-Q/A2 filed May 6, 2005
(File No. 0-51118)

Dear Ms. Jacobs and Mr. Werbitt:

This letter is in response to your letter dated June 23, 2005 relating to the above filings.  We are filing via EDGAR, simultaneous with this letter, a Form 10A/3 to addresses your final comments on the Form 10.  With respect to each of your comments, we have repeated the text of your comment below followed by our response.

General

1.                                      Revise your disclosure throughout your registration statement to remove any references to EITF 02-11 and reverse-spin accounting.

In response to your comment, the description of the separation of SoftBrands from AremisSoft has been revised throughout the Form 10/A3, including specifically on pages 8 to 9, page 25,page 43, page 58, page F-4, pages F-7 to F-8, page F-13, page F-20 and page F-25, to remove references to “spin-off” and EITF No 02-11.

Form 10-Q/A for the period ended December 31, 2004

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 12

2.                                      We refer you to your response to prior comment 13.  In this regard, you advise that there are two different support operations in Bangalore, India: one for manufacturing and one for hospitality.  In future filings, clearly disclose that there are two different support center facilities in Bangalore.  Also, to the extent that these facilities share back-office support, please explain their relationship.

In response to your comment, this is to confirm that we will describe with more particularity in future filings that SoftBrands maintains two support operations, one for manufacturing and one for hospitality, in Bangalore, and explain the relationship between the operations and their shared back-office.

Item 4.  Controls and Procedures, page 20

3.                                      You disclose in your periodic report that your disclosure controls and procedures were effective “in ensuring that all information required to be disclosed in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.”  However, Item 307 of Regulation S-K requires that your Chief Executive Officer and Chief Financial Officer evaluate the effectiveness of your disclosure controls and procedures as defined in paragraph (b) of 13a-15 or 15d-15.  In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your Chief Executive Officer and Interim Financial Officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15.  Accordingly, supplementally advise whether SoftBrands’ disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the year ended December 31, 2003 and confirm that SoftBrands will evaluate its disclosure controls and procedures required by these rules in all future periodic reports.

In response to your comment, this is to confirm that our disclosure controls and procedures were effective, as defined in paragraph (e) of Rules 13a-15 and 15d-15, for the year ended September 30, 2004 and that management of SoftBrands will evaluate its disclosure controls and procedures as required by these rules for all future filings.  Please note that the Form 10-Q for the quarter ended March 31, 2005, as filed with the Commission on May 16, 2005, contains under Item 4 a full recitation of the definition contained in paragraph (e) and that all future filings will contain, and management will perform its evaluation consistent with, such full recitation.

Consistent with our prior correspondence on this matter, we hereby confirm our understanding that SoftBrands is responsible for the adequacy and accuracy of the disclosure in the filings referenced above, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that SoftBrands may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments.  Should you have any further questions or concerns, please contact me at 612-851-1927 or our counsel, Thomas Martin, at 612-340-8706.

Very truly yours,

/s/ David G. Latzke
David G. Latzke, Senior Vice President, Chief Financial Officer and Secretary